AMENDMENT No. 6 to
Restated Bylaws of Forest Oil Corporation
Dated as of May 7, 2013

ARTICLE IV - MEETINGS OF THE BOARD OF DIRECTORS
Article IV, Section 5, of the Forest Oil Corporation Restated Bylaws dated as of February 14, 2001, as amended, shall be replaced as follows:
Section 5. Subject to the provisions of the certificate of incorporation or any provisions of these bylaws, any action required or permitted to be taken at any meeting of the board of directors or of any committee thereof may be taken without a meeting, if all members of the board or committee, as the case may be, provide written consent to that action, which may include consent by electronic means. As used herein, “consent by electronic means” includes e-mail, facsimile transmission, or any other form of electronic transmission that identifies the director and clearly indicates his or her intent to consent to the action. Any such action by written consent will have the same force and effect as a unanimous vote of the board or committee, as the case may be. Such written consent and any counterparts thereof will be filed with the minutes of the proceedings of the board or committee.